EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended
($ in thousands)	December 26, 2008	December 28, 2007	December 31, 2006
I. Earnings:
Net income	$15,881	$19,410	$18,456
Fixed charges excluding preferred stock dividends	—	—	—

Earnings before fixed charges	$15,881	$19,410	$18,456

II. Fixed charges:
Preferred stock dividends	$10,125	$13,540	$14,252

III. Ratios of earnings to fixed charges	1.57x	1.43x	1.30x